No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2021

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On August 6, 2021, Honda Motor Co., Ltd. filed its consolidated financial statements for the fiscal first quarter ended June 30, 2021 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: August 24, 2021

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

June 30, 2021

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Results

Overview of Operating Performance

While the global economy which had slowed down due to the spread of coronavirus disease 2019 (COVID-19) has continued to be on a recovery track, it has still continued to affect Honda’s consolidated financial results for the three months ended June 30, 2021.

Resulting from travel restriction measures in certain countries or regions, the production activities of some of Honda’s production bases were also affected mainly due to restrictions on employees’ commute to the workplaces and delays in the supply of parts within the supply chain. Some dealers were obliged to suspend business, shorten business hours, or reduce services such as inspections and repairs. However, there is no significant impact on Honda’s consolidated financial results for the three months ended June 30, 2021.

Honda’s consolidated sales revenue for the three months ended June 30, 2021 increased by 68.7%, to ¥3,583.8 billion from the same period last year, due mainly to increased sales revenue in all business operations. Operating profit was ¥243.2 billion, an increase of ¥356.9 billion from the same period last year, due mainly to an increase in profit attributable to increased sales revenue and model mix. Profit before income taxes was ¥311.3 billion, an increase of ¥384.7 billion from the same period last year. Profit for the period attributable to owners of the parent was ¥222.5 billion, an increase of ¥303.3 billion from the same period last year.

Business Segments

Motorcycle Business

For the three months ended June 30, 2020 and 2021

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Three months ended Jun. 30, 2020	Three months ended Jun. 30, 2021			Three months ended Jun. 30, 2020	Three months ended Jun. 30, 2021
			Change	%			Change	%
Motorcycle Business	1,855	3,879	2,024	109.1	1,221	2,392	1,171	95.9
Japan	50	59	9	18.0	50	59	9	18.0
North America	61	101	40	65.6	61	101	40	65.6
Europe	61	108	47	77.0	61	108	47	77.0
Asia	1,572	3,245	1,673	106.4	938	1,758	820	87.4
Other Regions	111	366	255	229.7	111	366	255	229.7

*

Honda Group Unit Sales is the total unit sales of completed motorcycle, ATV and side-by-side products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

Sales revenue from external customers increased by 89.0%, to ¥518.2 billion from the same period last year, due mainly to increased consolidated unit sales. Operating profit increased by 620.4%, to ¥80.6 billion from the same period last year, due mainly to an increase in profit attributable to increased sales volume and model mix.

Automobile Business

For the three months ended June 30, 2020 and 2021

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Three months ended Jun. 30, 2020	Three months ended Jun. 30, 2021			Three months ended Jun. 30, 2020	Three months ended Jun. 30, 2021
			Change	%			Change	%
Automobile Business	792	998	206	26.0	337	608	271	80.4
Japan	129	133	4	3.1	113	118	5	4.4
North America	159	346	187	117.6	159	346	187	117.6
Europe	16	28	12	75.0	16	28	12	75.0
Asia	473	462	(11)	(2.3)	34	87	53	155.9
Other Regions	15	29	14	93.3	15	29	14	93.3

*

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

Sales revenue from external customers increased by 82.4%, to ¥2,206.4 billion from the same period last year, due mainly to increased consolidated unit sales. Operating profit was ¥70.6 billion, an increase of ¥266.5 billion from the same period last year, due mainly to an increase in profit attributable to increased sales volume and model mix.

Financial Services Business

Sales revenue from external customers increased by 33.1%, to ¥766.5 billion from the same period last year, due mainly to increased revenues on disposition of lease vehicles. Operating profit increased by 28.9%, to ¥92.2 billion from the same period last year, due mainly to an increase in profit attributable to increased sales revenue.

Life Creation and Other Businesses

For the three months ended June 30, 2020 and 2021

	Units (thousands)
	Honda Group Unit Sales / Consolidated Unit Sales*
	Three months ended Jun. 30, 2020	Three months ended Jun. 30, 2021
			Change	%
Life Creation Business	1,083	1,708	625	57.7
Japan	80	87	7	8.8
North America	524	880	356	67.9
Europe	170	279	109	64.1
Asia	257	362	105	40.9
Other Regions	52	100	48	92.3

*

Honda Group Unit Sales is the total unit sales of completed power products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed power products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed power products of Honda and its consolidated subsidiaries. In Life creation business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales since no affiliate and joint venture accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from external customers increased by 45.2%, to ¥92.6 billion from the same period last year, due mainly to increased consolidated unit sales in Life creation business. Operating loss was ¥0.3 billion, an improvement of ¥0.1 billion from the same period last year, due mainly to an increase in profit attributable to increased sales volume and model mix, which was partially offset by increased operating costs in Other businesses. In addition, operating loss of aircraft and aircraft engines included in the Life creation and other businesses was ¥8.3 billion, an increase of ¥1.1 billion from the same period last year.

Cash Flows

Consolidated cash and cash equivalents on June 30, 2021 decreased by ¥254.5 billion from March 31, 2021, to ¥2,503.4 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Net cash provided by operating activities amounted to ¥7.2 billion of cash inflows. Cash inflows from operating activities increased by ¥79.0 billion from the same period last year, due mainly to increased cash received from customers, which was partially offset by increased payments for parts and raw materials.

Net cash used in investing activities amounted to ¥128.7 billion of cash outflows. Cash outflows from investing activities increased by ¥19.3 billion from the same period last year, due mainly to increased payments for acquisitions of other financial assets, which was partially offset by decreased payments for additions to and internally developed intangible assets.

Net cash used in financing activities amounted to ¥140.8 billion of cash outflows. Cash outflows from financing activities increased by ¥252.8 billion from the same period last year, due mainly to decreased proceeds from financing liabilities and increased dividends paid.

Changes in Major Consolidated Subsidiaries

Changes in major consolidated subsidiaries for the three months ended June 30, 2021 are as follows:

Motorcycle Business, Automobile Business, Life Creation and Other Businesses

American Honda Motor Co., Inc. integrated certain functions of Honda R&D Americas, Inc.

Automobile Business

Honda of America Mfg., Inc. merged with Honda Manufacturing of Alabama, LLC, Honda Manufacturing of Indiana, LLC, Honda Transmission Mfg. of America, Inc., Honda R&D Americas, Inc. and three other companies and changed its name to “Honda Development and Manufacturing of America, LLC”.

Research and Development

The changes in research and development activities by Honda and its subsidiaries for the three months ended June 30, 2021 are as follows:

American Honda Motor Co., Inc., our consolidated subsidiaries in the United States, made organizational changes to its automobile manufacturing-related companies and automobile development function in the United States on April 1, 2021. As a result of these changes, Honda R&D Americas, Inc. and Honda Engineering North America, Inc. were merged into Honda Development and Manufacturing of America, LLC. Additionally, in the motorcycle operations, Honda of South Carolina Mfg., Inc., which is responsible for manufacturing powersports products (PSPs), including ATV and side-by-side products, and the PSPs development function of Honda R&D Americas, Inc. were merged into the PSPs division of American Honda Motor Co., Inc. These organizational changes will advance integrated operations in all areas of sales, manufacturing, development and procurement, and strengthen our business structure in North America to respond more quickly to the needs of our customers and the market in light of the rapidly changing market environment.

Unit Production and Sales

Unit production and sales in Honda and its subsidiaries for the three months ended June 30, 2021 in Motorcycle business, Automobile business and Life creation business increased significantly from the same period last year. The increased unit production in each segment was due to suspended or reduced production in Honda’s production bases in Japan and overseas resulted from the spread of COVID-19 in the same period last year. For the increased unit sales in each segment, see “Business Segment” in “Consolidated Financial Results”.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

March 31, 2021 and June 30, 2021

		Yen (millions)
Assets	Note	March 31, 2021	June 30, 2021
		unaudited	unaudited
Current assets:
Cash and cash equivalents		¥2,758,020	¥2,503,454
Trade receivables		801,814	703,623
Receivables from financial services		1,794,654	1,672,560
Other financial assets		295,307	274,957
Inventories		1,545,600	1,736,099
Other current assets		383,696	379,036

Total current assets		7,579,091	7,269,729

Non-current assets:
Investments accounted for using the equity method		891,002	960,595
Receivables from financial services		3,619,896	3,734,419
Other financial assets		628,533	733,355
Equipment on operating leases	5	4,919,916	5,018,034
Property, plant and equipment	6	3,021,514	2,987,702
Intangible assets		818,763	819,488
Deferred tax assets		99,552	108,540
Other non-current assets		342,763	350,974

Total non-current assets		14,341,939	14,713,107

Total assets		¥21,921,030	¥21,982,836

		Yen (millions)
Liabilities and Equity	Note	March 31, 2021	June 30, 2021
		unaudited	unaudited
Current liabilities:
Trade payables		¥1,088,061	¥1,021,390
Financing liabilities		3,005,624	3,266,072
Accrued expenses		415,106	337,264
Other financial liabilities		182,145	171,109
Income taxes payable		47,793	52,845
Provisions	7	362,151	323,286
Other current liabilities		614,577	587,405

Total current liabilities		5,715,457	5,759,371

Non-current liabilities:
Financing liabilities		4,715,361	4,453,295
Other financial liabilities		280,809	277,594
Retirement benefit liabilities		358,532	366,488
Provisions	7	278,890	273,102
Deferred tax liabilities		842,001	883,949
Other non-current liabilities		357,141	364,818

Total non-current liabilities		6,832,734	6,619,246

Total liabilities		12,548,191	12,378,617

Equity:
Common stock		86,067	86,067
Capital surplus		172,049	171,751
Treasury stock		(273,786)	(273,396)
Retained earnings		8,901,266	9,030,414
Other components of equity		196,710	310,562

Equity attributable to owners of the parent		9,082,306	9,325,398
Non-controlling interests		290,533	278,821

Total equity		9,372,839	9,604,219

Total liabilities and equity		¥21,921,030	¥21,982,836

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the three months ended June 30, 2020 and 2021

		Yen (millions)
	Note	June 30, 2020	June 30, 2021
		unaudited	unaudited
Sales revenue	8	¥2,123,775	¥3,583,870

Operating costs and expenses:
Cost of sales		(1,769,299)	(2,846,420)
Selling, general and administrative		(305,253)	(317,014)
Research and development		(162,914)	(177,226)

Total operating costs and expenses		(2,237,466)	(3,340,660)

Operating profit (loss)		(113,691)	243,210

Share of profit of investments accounted for using the equity method		39,994	55,931

Finance income and finance costs:
Interest income		4,595	5,200
Interest expense		(1,833)	(2,925)
Other, net		(2,498)	9,944

Total finance income and finance costs		264	12,219

Profit (loss) before income taxes		(73,433)	311,360

Income tax expense		(6,546)	(73,640)

Profit (loss) for the period		¥(79,979)	¥237,720

Profit (loss) for the period attributable to:
Owners of the parent		(80,871)	222,512
Non-controlling interests		892	15,208

		Yen
		June 30, 2020	June 30, 2021
Earnings (loss) per share attributable to owners of the parent
Basic and diluted	11	¥(46.84)	¥128.87

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the three months ended June 30, 2020 and 2021

		Yen (millions)
	Note	June 30, 2020	June 30, 2021
		unaudited	unaudited
Profit (loss) for the period		¥(79,979)	¥237,720

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		4,209	62,582
Share of other comprehensive income of investments accounted for using the equity method		529	948
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		56	30
Exchange differences on translating foreign operations		8,819	29,310
Share of other comprehensive income of investments accounted for using the equity method		(5,193)	19,308

Total other comprehensive income, net of tax		8,420	112,178

Comprehensive income for the period		¥(71,559)	¥349,898

Comprehensive income for the period attributable to:
Owners of the parent		(79,767)	336,272
Non-controlling interests		8,208	13,626

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

For the three months ended June 30, 2020 and 2021

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2020 (unaudited)		¥86,067	¥171,823	¥(273,940)	¥8,142,948	¥(114,639)	¥8,012,259	¥273,764	¥8,286,023

Comprehensive income for the period
Profit (loss) for the period					(80,871)		(80,871)	892	(79,979)
Other comprehensive income, net of tax						1,104	1,104	7,316	8,420

Total comprehensive income for the period					(80,871)	1,104	(79,767)	8,208	(71,559)
Transactions with owners and other
Dividends paid	12				(48,363)		(48,363)	(31,555)	(79,918)
Purchases of treasury stock				(1)			(1)		(1)
Disposal of treasury stock				124			124		124
Share-based payment transactions			(12)				(12)		(12)
Equity transactions and others								2,251	2,251

Total transactions with owners and other			(12)	123	(48,363)		(48,252)	(29,304)	(77,556)

Balance as of June 30, 2020 (unaudited)		¥86,067	¥171,811	¥(273,817)	¥8,013,714	¥(113,535)	¥7,884,240	¥252,668	¥8,136,908

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2021 (unaudited)		¥86,067	¥172,049	¥(273,786)	¥8,901,266	¥196,710	¥9,082,306	¥290,533	¥9,372,839

Comprehensive income for the period
Profit (loss) for the period					222,512		222,512	15,208	237,720
Other comprehensive income, net of tax						113,760	113,760	(1,582)	112,178

Total comprehensive income for the period					222,512	113,760	336,272	13,626	349,898
Reclassification to retained earnings					(92)	92	—		—
Transactions with owners and other
Dividends paid	12				(93,272)		(93,272)	(25,338)	(118,610)
Purchases of treasury stock				(2)			(2)		(2)
Disposal of treasury stock				392			392		392
Share-based payment transactions			(298)				(298)		(298)

Total transactions with owners and other			(298)	390	(93,272)		(93,180)	(25,338)	(118,518)

Balance as of June 30, 2021 (unaudited)		¥86,067	¥171,751	¥(273,396)	¥9,030,414	¥310,562	¥9,325,398	¥278,821	¥9,604,219

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

For the three months ended June 30, 2020 and 2021

		Yen (millions)
	Note	June 30, 2020	June 30, 2021
		unaudited	unaudited
Cash flows from operating activities:
Profit (loss) before income taxes		¥(73,433)	¥311,360
Depreciation, amortization and impairment losses excluding equipment on operating leases		149,419	151,291
Share of profit of investments accounted for using the equity method		(39,994)	(55,931)
Finance income and finance costs, net		6,752	(2,066)
Interest income and interest costs from financial services, net		(28,354)	(38,508)
Changes in assets and liabilities
Trade receivables		33,546	101,500
Inventories		(91,946)	(178,826)
Trade payables		(134,776)	(67,565)
Accrued expenses		(87,180)	(88,578)
Provisions and retirement benefit liabilities		9,395	(36,215)
Receivables from financial services		199,194	21,798
Equipment on operating leases		16,833	(92,131)
Other assets and liabilities		(35,335)	(26,033)
Other, net		(2,402)	(439)
Dividends received		5,468	21,961
Interest received		58,567	59,109
Interest paid		(27,577)	(19,586)
Income taxes paid, net of refunds		(29,945)	(53,888)

Net cash provided by (used in) operating activities		(71,768)	7,253

Cash flows from investing activities:
Payments for additions to property, plant and equipment		(84,090)	(80,310)
Payments for additions to and internally developed intangible assets		(50,151)	(41,026)
Proceeds from sales of property, plant and equipment and intangible assets		3,231	4,749
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired		2,230	—
Payments for acquisitions of other financial assets		(38,460)	(125,511)
Proceeds from sales and redemptions of other financial assets		57,920	113,382

Net cash used in investing activities		(109,320)	(128,716)

Cash flows from financing activities:
Proceeds from short-term financing liabilities		2,847,881	2,197,816
Repayments of short-term financing liabilities		(2,687,827)	(2,157,665)
Proceeds from long-term financing liabilities		405,004	289,144
Repayments of long-term financing liabilities		(376,788)	(348,005)
Dividends paid to owners of the parent		(48,363)	(93,272)
Dividends paid to non-controlling interests		(9,282)	(10,879)
Purchases and sales of treasury stock, net		123	390
Repayments of lease liabilities		(18,291)	(18,428)
Other, net		(555)	—

Net cash provided by (used in) financing activities		111,902	(140,899)

Effect of exchange rate changes on cash and cash equivalents		4,593	7,796

Net change in cash and cash equivalents		(64,593)	(254,566)

Cash and cash equivalents at beginning of year		2,672,353	2,758,020

Cash and cash equivalents at end of period		¥2,607,760	¥2,503,454

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(1) Reporting Entity

Honda Motor Co., Ltd. (the “Company”) is a public company domiciled in Japan. The Company and its subsidiaries (collectively “Honda”) develop, manufacture and distribute motorcycles, automobiles, power products and others throughout the world, and also provide financial services to customers and dealers for the sale of those products. Principal manufacturing facilities are located in Japan, the United States of America, Canada, Mexico, the United Kingdom, Turkey, Italy, France, China, India, Indonesia, Malaysia, Philippines, Thailand, Vietnam, Argentina and Brazil.

(2) Basis of Preparation

   (a) Compliance with Interim Financial Reporting Standards

The condensed consolidated interim financial statements of the Company have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended March 31, 2021, since the condensed consolidated interim financial statements do not include all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

   (b) Functional Currency and Presentation Currency

The condensed consolidated interim financial statements are presented in Japanese yen, which is the functional currency of the Company. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated.

   (c) Use of Estimates and Judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed consolidated interim financial statements are prepared based on the same judgments and estimations as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2021.

(3) Summary of Significant Accounting Policies

The condensed consolidated interim financial statements are prepared based on the same accounting policies as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2021.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(4) Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Life Creation and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

   (a) Segment Information

Segment information as of and for the three months ended June 30, 2020 and 2021 is as follows:

As of and for the three months ended June 30, 2020

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥274,222	¥1,209,923	¥575,834	¥63,796	¥2,123,775	¥—	¥2,123,775
Intersegment	—	45,800	3,168	4,441	53,409	(53,409)	—

Total	274,222	1,255,723	579,002	68,237	2,177,184	(53,409)	2,123,775

Segment profit (loss)	¥11,202	¥(195,888)	¥71,568	¥(573)	¥(113,691)	¥—	¥(113,691)

Segment assets	¥1,386,342	¥7,641,611	¥10,202,227	¥352,249	¥19,582,429	¥529,305	¥20,111,734
Depreciation and amortization	16,775	126,793	206,150	3,888	353,606	—	353,606
Capital expenditures	8,550	89,371	396,701	2,082	496,704	—	496,704

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

As of and for the three months ended June 30, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥518,203	¥2,206,436	¥766,572	¥92,659	¥3,583,870	¥—	¥3,583,870
Intersegment	—	46,018	926	6,588	53,532	(53,532)	—

Total	518,203	2,252,454	767,498	99,247	3,637,402	(53,532)	3,583,870

Segment profit (loss)	¥80,695	¥70,689	¥92,217	¥(391)	¥243,210	¥—	¥243,210

Segment assets	¥1,495,553	¥8,790,998	¥10,862,394	¥382,318	¥21,531,263	¥451,573	¥21,982,836
Depreciation and amortization	17,205	128,726	219,269	4,160	369,360	—	369,360
Capital expenditures	7,765	89,142	685,033	2,584	784,524	—	784,524

Explanatory notes:

1.

Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.

Segment assets of each segment are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

4.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of June 30, 2020 and 2021 amounted to ¥820,941 million and ¥608,628 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

   (b) Supplemental Geographical Information

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the three months ended June 30, 2020

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥471,450	¥1,061,689	¥90,628	¥444,317	¥55,691	¥2,123,775	¥—	¥2,123,775
Inter-geographic areas	295,730	78,816	14,109	89,674	524	478,853	(478,853)	—

Total	767,180	1,140,505	104,737	533,991	56,215	2,602,628	(478,853)	2,123,775

Operating profit (loss)	¥(61,934)	¥(77,886)	¥4,854	¥23,303	¥(5,576)	¥(117,239)	¥3,548	¥(113,691)

Assets	¥4,712,594	¥11,123,120	¥682,541	¥2,799,058	¥473,595	¥19,790,908	¥320,826	¥20,111,734
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥2,991,617	¥4,672,911	¥57,515	¥661,518	¥106,492	¥8,490,053	¥—	¥8,490,053
As of and for the three months ended June 30, 2021
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥563,459	¥1,985,752	¥170,243	¥729,495	¥134,921	¥3,583,870	¥—	¥3,583,870
Inter-geographic areas	512,392	121,977	54,005	147,788	1,869	838,031	(838,031)	—

Total	1,075,851	2,107,729	224,248	877,283	136,790	4,421,901	(838,031)	3,583,870

Operating profit (loss)	¥1,729	¥153,368	¥9,999	¥81,435	¥2,614	¥249,145	¥(5,935)	¥243,210

Assets	¥5,239,404	¥12,268,704	¥629,568	¥3,370,027	¥535,839	¥22,043,542	¥(60,706)	¥21,982,836
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥3,028,127	¥5,132,967	¥59,113	¥653,655	¥134,394	¥9,008,256	¥—	¥9,008,256

Explanatory notes:

1.	Major countries in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, China, India, Vietnam, Malaysia
Other Regions	Brazil, Australia

2.

Operating profit (loss) of each geographical region is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs.

3.	Assets of each geographical region are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets.

4.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.

Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of June 30, 2020 and 2021 amounted to ¥820,941 million and ¥608,628 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(5) Equipment on Operating Leases

The additions to equipment on operating leases for the three months ended June 30, 2020 and 2021 are ¥395,691 million and ¥684,336 million, respectively.

The sales or disposals of equipment on operating leases for the three months ended June 30, 2020 and 2021 are ¥211,419 million and ¥373,036 million, respectively.

(6) Property, Plant and Equipment

The additions to property, plant and equipment for the three months ended June 30, 2020 and 2021 are ¥60,844 million and ¥76,723 million, respectively.

The sales or disposals of property, plant and equipment for the three months ended June 30, 2020 and 2021 are ¥9,441 million and ¥10,269 million, respectively.

(7) Provisions

The components of and changes in provisions for the three months ended June 30, 2021 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of April 1, 2021	¥481,023	¥160,018	¥641,041

Provision	¥24,508	¥888	¥25,396
Write-offs	(51,097)	(16,942)	(68,039)
Reversal	(4,289)	(558)	(4,847)
Exchange differences on translating foreign operations	1,537	1,300	2,837

Balance as of June 30, 2021	¥451,682	¥144,706	¥596,388

Current liabilities and non-current liabilities of provisions as of March 31, 2021 and June 30, 2021 are as follows:

	Yen (millions)
	As of March 31, 2021	As of June 30, 2021
Current liabilities	¥362,151	¥323,286
Non-current liabilities	278,890	273,102

Total	¥641,041	¥596,388

Explanatory note:

*

Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda recognizes general estimated warranty costs at the time products are sold to customers. Honda also recognizes specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. These provisions are estimated based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Provision for product warranties are utilized for expenditures based on the demand from customers and dealers.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(8) Sales Revenue

As stated in Note 4, Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses.

The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated revenue with the four reportable segments for the three months ended June 30, 2020 and 2021 are as follows:

For the three months ended June 30, 2020

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥19,353	¥284,078	¥31,544	¥10,321	¥345,296
North America	45,505	509,750	217,750	28,939	801,944
Europe	34,767	42,609	—	11,928	89,304
Asia	146,625	337,874	1	9,681	494,181
Other Regions	27,083	30,690	—	2,879	60,652

Total	¥273,333	¥1,205,001	¥249,295	¥63,748	¥1,791,377

Revenue arising from the other sources*	889	4,922	326,539	48	332,398

Total	¥274,222	¥1,209,923	¥575,834	¥63,796	¥2,123,775

For the three months ended June 30, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥26,211	¥322,041	¥41,492	¥14,951	¥404,695
North America	55,768	1,239,108	378,594	41,207	1,714,677
Europe	66,078	85,333	—	17,619	169,030
Asia	290,672	495,548	2	13,352	799,574
Other Regions	79,115	61,906	—	5,486	146,507

Total	¥517,844	¥2,203,936	¥420,088	¥92,615	¥3,234,483

Revenue arising from the other sources*	359	2,500	346,484	44	349,387

Total	¥518,203	¥2,206,436	¥766,572	¥92,659	¥3,583,870

Explanatory note:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(9) Fair Value

   (a) Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety. Honda recognizes the transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

   (b) Method of Fair Value Measurement

The fair values of assets and liabilities are determined based on relevant market information and through the use of an appropriate valuation method.

The measurement methods and assumptions used in the measurement of assets and liabilities are as follows:

   (Cash and cash equivalents, trade receivables and trade payables)

The fair values approximate their carrying amounts due to their short-term maturities.

   (Receivables from financial services)

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities. Fair value measurement for receivables from financial services is classified as Level 3.

   (Debt securities)

Debt securities consist mainly of mutual funds, corporate bonds, local bonds and auction rate securities.

The fair value of mutual funds with an active market is measured by using quoted market prices. Fair value measurement for mutual funds with an active market is classified as Level 1.

The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurements for corporate bonds and local bonds are classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

The subsidiary’s auction rate securities are A to AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and the United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

   (Equity securities)

The fair value of equity securities with an active market is measured by using quoted market prices. Fair value measurement for equity securities with an active market is classified as Level 1.

The fair value of equity securities with no active market is measured mainly by using the comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3. In addition, in the case that cost represents the best estimate of fair value, fair value for the equity securities with no active market is measured at cost.

Price book-value ratio (PBR) of a comparable company are used as a significant unobservable input in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rise (decline). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by personnel in accounting divisions of Honda.

   (Derivatives)

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements.

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.

The credit risk of the counterparties is considered in the valuation of derivatives.

   (Financing liabilities)

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities. Fair value measurement of financing liabilities is mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

   (c) Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2021 and June 30, 2021 consist of the following:

	Yen (millions)
As of March 31, 2021	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥43,782	¥—	¥43,782
Interest rate instruments	—	60,367	—	60,367
Other	—	—	4,829	4,829

Total	—	104,149	4,829	108,978

Debt securities	26,570	36,439	5,314	68,323
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	10,134	—	10,134
Equity securities	234,155	—	110,050	344,205

Total	¥260,725	¥150,722	¥120,193	¥531,640

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥17,343	¥—	¥17,343
Interest rate instruments	—	64,913	—	64,913

Total	—	82,256	—	82,256

Total	¥—	¥82,256	¥—	¥82,256

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2021.
	Yen (millions)
As of June 30, 2021	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥47,992	¥—	¥47,992
Interest rate instruments	—	58,689	—	58,689
Other	—	—	4,279	4,279

Total	—	106,681	4,279	110,960

Debt securities	38,924	46,369	5,308	90,601
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	10,932	—	10,932
Equity securities	321,408	—	110,932	432,340

Total	¥360,332	¥163,982	¥120,519	¥644,833

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥13,550	¥—	¥13,550
Interest rate instruments	—	47,412	—	47,412

Total	—	60,962	—	60,962

Total	¥—	¥60,962	¥—	¥60,962

There were no transfers between Level 1 and Level 2 for the three months ended June 30, 2021.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

There were no significant effects of the measurements on profit or loss or other comprehensive income in Level 3 assets and liabilities measured at fair value on a recurring basis for the three months ended June 30, 2021.

   (d) Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2021 and June 30, 2021 are as follows:

	Yen (millions)
	As of March 31, 2021		As of June 30, 2021
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥5,414,550	¥5,488,065	¥5,406,979	¥5,487,266
Debt securities	173,302	173,302	164,601	164,601
Financing liabilities	7,720,985	7,809,379	7,719,367	7,811,130

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

(10) Contingent Liabilities

Claims and Lawsuits

Honda is subject to potential liability under various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and provision. Punitive damages are claimed in certain of these lawsuits.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(11) Earnings Per Share

Earnings per share attributable to owners of the parent for the three months ended June 30, 2020 and 2021 are calculated based on the following information. There were no significant dilutive potential common shares outstanding for the three months ended June 30, 2020 and 2021.

	2020	2021
Profit (loss) for the period attributable to owners of the parent (millions of yen)	¥(80,871)	¥222,512
Weighted average number of common shares outstanding, basic (shares)	1,726,618,878	1,726,684,031
Basic earnings (loss) per share attributable to owners of the parent (yen)	¥(46.84)	¥128.87

(12) Dividend

Dividend payout

For the three months ended June 30, 2020

Resolution	The Board of Directors Meeting on May 12, 2020
Type of shares	Common shares
Total amount of dividends (millions of yen)	48,363
Dividend per share (yen)	28.00
Record date	March 31, 2020
Effective date	June 3, 2020

For the three months ended June 30, 2021

Resolution	The Board of Directors Meeting on May 14, 2021
Type of shares	Common shares
Total amount of dividends (millions of yen)	93,272
Dividend per share (yen)	54.00
Record date	March 31, 2021
Effective date	June 7, 2021

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(13) Subsequent Event

Acquisition of the Company’s Own Shares

The Board of Directors of the Company, at its meeting held on August 4, 2021, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 36 of the Company’s Articles of Incorporation.

(a) Reason for acquisition of own shares

The Company will acquire its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

(b) Details of the acquisition

1) Class of shares to be acquired:

        Shares of common stock

2) Total number of shares to be acquired:

        Up to 18,000,000 shares (1.0% of total number of issued shares (excluding treasury stock))

3) Total amount of shares to be acquired:

        Up to 70,000 million yen

4) Period of acquisition:

        Starting on August 5, 2021 and ending on December 31, 2021

5) Method of acquisition:

        Market purchases on the Tokyo Stock Exchange

 1. Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

 2. Market purchases based on a discretionary trading contract regarding acquisition of own shares

(14) Approval of Release of Condensed Consolidated Interim Financial Statements

The release of the condensed consolidated interim financial statements was approved by Toshihiro Mibe, Director, President and Representative Executive Officer and Kohei Takeuchi, Director, Senior Managing Executive Officer and Chief Financial Officer on August 6, 2021.